                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934/1/

                    --------------------------------------

                          HERITAGE MEDIA CORPORATION
              ---------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   427241203
              ---------------------------------------------------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                   c/o News America Publishing Incorporated
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
              ---------------------------------------------------
                                with copies to:

                            Joel I. Papernik, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 20, 1997
                       --------------------------------
                         (Date of event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 15 Pages)

---------------------

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS
      The News Corporation Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      South Australia, Australia
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                38,514,887
                Number of              -----------------------------------------
                  Shares                  8     SHARED VOTING POWER
               Beneficially            -----------------------------------------
                 Owned by                 9     SOLE DISPOSITIVE POWER
                   Each                         38,514,887
                Reporting              -----------------------------------------
               Person with               10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,514,887
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      100%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS
      K. Rupert Murdoch
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]
                                                            (b)   [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
 Number of                         38,514,887
   Shares                   ----------------------------------------------------
Beneficially                 8     SHARED VOTING POWER
  Owned by                  ----------------------------------------------------
    Each                     9     SOLE DISPOSITIVE POWER
 Reporting                         38,514,887
Person with                 ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,514,887
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      100%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS
      HMC Acquisition Corp. (See Item 2 for change of name information)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]
                                                            (b)   [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
 Number of                         38,514,887
   Shares                   ----------------------------------------------------
Beneficially                 8     SHARED VOTING POWER
  Owned by                  ----------------------------------------------------
    Each                     9     SOLE DISPOSITIVE POWER
 Reporting                         38,514,887
Person with                 ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,514,887
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      100%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.
        -------------------

        The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Heritage Media Corporation, a Delaware corporation ("Heritage"). The address of the principal executive offices of Heritage is One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240.


ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

        This statement is being filed by (i) The News Corporation Limited ("News Corporation"), a South Australia, Australia corporation, with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) HMC Acquisition Corp. ("Acquisition Corp."), a Delaware corporation and, on the date of the event which requires the filing of this
Schedule 13D, a wholly owned subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801 and which, on August 22, 1997, changed its name to "Heritage Media Corporation," and (iii) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035. News Corporation, Acquisition Corp. and K. Rupert Murdoch are referred herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of News Corporation and Acquisition Corp. are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

        News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television broadcasting, publication of newspapers, magazines, books and promotional free-standing inserts, developing digital broadcasting, conditional access and subscription management systems and providing computer information services.

        On the date of the event which requires the filing of this Schedule 13D, Acquisition Corp. was a wholly owned subsidiary of News Corporation. Acquisition Corp. is now an indirect subsidiary of News Corporation. Acquisition Corp. is one of the largest targeted marketing services companies in the United States, principally engaged through its subsidiaries in vertically integrated direct marketing services and provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers with products in supermarkets, drug stores and mass merchandisers worldwide. Acquisition Corp., through other subsidiaries, has operated several television and radio stations. However, News Corporation has agreed to sell these businesses for regulatory reasons.

        K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; Chairman, Chief Executive Officer, President and a director of News America Holdings Incorporated, News Corporation's principal subsidiary in the United States; Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; and Chairman of the Board of HMC Acquisition Corp.

        Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, Mr. Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

        Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

        During the last five years, neither any of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any director or executive officer of News Corporation and HMC Acquisition Corp., has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

        Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Account"), dated as of March 17, 1997, by and among Heritage, News Corporation, and Acquisition Corp., on August 20, 1997 Heritage merged with and into Acquisition Corp., with Acquisition Corp. as the surviving corporation (the "Merger"). The consideration for each share of Heritage Common Stock exchanged in the Merger was 1.3835 News Corporation American Depositary Shares, each of which represents four fully paid and non-assessable News Corporation Preferred Limited Voting Ordinary Shares, par value A$.50 per share.


ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

        The purpose of the transaction was to acquire all of the outstanding common stock of Heritage through the Merger described in Item 3 and to cause the Common Stock of Heritage to be delisted from the New York Stock Exchange.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        The number of shares of Common Stock beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, by the Reporting Persons as of the date hereof is 38,514,887 shares, representing 100% of the outstanding Common Stock of Heritage immediately prior to the effective time of the Merger.

        No transactions were effected by the Reporting Persons in the Common
Stock during the 60 days   preceding the date hereof.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------

        See Item 3.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
        ---------------------------------

        Document                                Exhibit No.
        --------                                ----------

        Agreement and Plan of Merger, dated            1
        as of March 17, 1997


        Agreement of Joint Filing, dated as of         2
        August 28, 1997

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 28, 1997
                                        THE NEWS CORPORATION LIMITED



                                        BY: /s/ ARTHUR M. SISKIND
                                           -------------------------------------
                                           NAME:  ARTHUR M. SISKIND
                                           TITLE: DIRECTOR

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 28, 1997




                                            /s/ K. RUPERT MURDOCH
                                            ------------------------------------
                                            K. RUPERT MURDOCH

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 28, 1997

                                        HERITAGE MEDIA CORPORATION
                                        (F/K/A HMC ACQUISITION CORP.)



                                        BY: /s/ ARTHUR M. SISKIND
                                           -------------------------------------
                                           NAME:  ARTHUR M. SISKIND
                                           TITLE: DIRECTOR

SCHEDULE 1
----------

        DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF THE NEWS CORPORATION LIMITED ("NEWS CORPORATION") AND HMC ACQUISITION CORP. ("ACQUISITION CORP.")



                                                                         PRINCIPAL BUSINESS
                                                                         OR ORGANIZATION IN
                                 PRINCIPAL OCCUPATION AND BUSINESS          WHICH SUCH
                                 ---------------------------------         EMPLOYMENT IS
           NAME                              ADDRESS                         CONDUCTED
           ----                              -------                         ---------

K. Rupert Murdoch             Chairman and Chief Executive of News       News Corporation
                              Corporation; Director of News Limited;
                              Director of News International plc;
                              Chairman, Chief Executive Officer,
                              President and Director of News America
                              Holdings Incorporated ("NAHI"),
                              Chairman and Director of Satellite
                              Television Asian Region Limited ("STAR
                              TV"); Director of British Sky
                              Broadcasting Group plc ("BSkyB");
                              Director of Fox Television; Stations, Inc.
                              ("Fox Television"); Chairman of the
                              Board of Acquisition Corp.
                              10201 West Pico Boulevard
                              Los Angeles, CA 90035

Chase Carey                   Executive Director and Co-Chief            Fox Television
                              Operating Officer of News Corporation;
                              Director and Executive Vice President of
                              NAHI; Chairman and Chief Executive
                              Officer of Fox Television; Chief
                              Operating Officer and Executive Vice
                              President of Fox, Inc.; Director of
                              FKWW; Director and President of
                              Twentieth Holdings
                              10201 West Pico Boulevard
                              Los Angeles, CA 90035

Peter Chernin                 Executive Director, President and Chief    News Corporation
                              Operating Officer of News Corporation;
                              Director, Chairman and Chief Executive
                              Officer of NAHI and the "Fox Group",
                              which consists of the North American
                              operations of News Corporation
                              10201 West Pico Boulevard
                              Los Angeles, CA 90035


Samuel H. Chisholm/1/         Executive Director of News Corporation;    BSkyB
                              Chief Executive and Managing Director
                              of BSkyB; Director of  STAR TV
                              6 Centaurs Business Park
                              Grant Way
                              Isleworth
                              Middlesex TW7 5QD

Ken E. Cowley/1/              Executive Director of News Corporation;    News Corporation
                              Chairman and Director of News Limited;
                              Managing Director of Australian
                              operations; Executive Chairman and
                              Director of Ansett Holdings Limited;
                              Director and Executive Vice President of
                              NAHI
                              2 Holt Street
                              Sydney, New South Wales 2010
                              Australia

David F. DeVoe                Executive Director, Senior Executive       News Corporation
                              Vice President and Chief Financial
                              Officer and Finance Director of News
                              Corporation; Director and Executive Vice
                              President of NAHI; Director of STAR
                              TV; Director of BSkyB;  Director of Fox
                              Television; Director of Acquisition Corp.
                              1211 Avenue of the Americas
                              New York, New York 10036

Aatos Erkko/3/                Non Executive Director of News             Saroma
                              Corporation; Chairman and Chief
                              Executive Officer of Saroma Group and
                              Saroma Corporation ("Saroma"), privately
                              owned media companies in Finland
                              P.O. Box 144
                              SF00101 Helsinki, Finland

Andrew S.B. Knight/4/         Non Executive Director of News             News Corporation
                              Corporation
                              c/o News International plc
                              1 Virginia Street
                              London E19X4 England

----------
/1/  Citizen of New Zealand
/2/  Citizen of Australia
/3/  Citizen of Finland
/4/  Citizen of United Kingdom


Hamish Maxwell                Non Executive Director of News             News Corporation
                              Corporation
                              100 Park Avenue
                              New York, New York

Keith H. McDonald/5/          Non Executive Director of News             News Corporation
                              Corporation; Non Executive Chairman of
                              Queensland Press Limited
                              41 Campbell Street
                              Bowen Hills
                              Queensland 4006

Anna M. Murdoch               Non Executive Director of News             News Corporation
                              Corporation; Director of NAHI
                              10201 West Pico Boulevard
                              Los Angeles, CA 90035

Lachlan K. Murdoch            Executive Director of News Corporation;    News Corporation
                              Chairman and Director of Queensland
                              Press Limited; Director of Herald &
                              Weekly Times Limited; Managing
                              Director and Director of News Limited;
                              Deputy Chairman of STAR TV
                              2 Holt Street
                              Sydney, New South Wales 2010
                              Australia

Thomas J. Perkins             Non Executive Director of News             Kleiner Perkins
                              Corporation; Senior Partner at Kleiner
                              Perkins Canfield & Byers ("Kleiner
                              Perkins"); Chairman of the Board of
                              Tandem Computers; Director of Philips
                              Electronics N.V.
                              4 Embarcadero Center
                              Suite 3520
                              San Francisco, CA 94111

Bert C. Roberts, Jr.          Non Executive Director of News             MCI
                              Corporation; Chairman, Director and
                              Chief Executive Officer of MCI
                              Communications Corporation ("MCI");
                              Director of British Telecommunications
                              plc
                              1801 Pennsylvania Avenue, N.W.
                              Washington, D.C. 20006


----------
/5/  Citizen of Australia


Stanley S. Shuman             Non Executive Director of News             Allen & Company
                              Corporation; Executive Vice President
                              and Managing Director of Allen &
                              Company Incorporated ("Allen &
                              Company"); Director of NAHI
                              711 Fifth Avenue
                              New York, New York 10176

Arthur M. Siskind             Executive Director, Senior Executive       News Corporation
                              Vice President and Group General
                              Counsel of News Corporation; Director of
                              BSkyB; Director and Executive Vice
                              President of NAHI; Director of STAR
                              TV; Director and Executive Vice
                              President of Acquisition Corp.
                              1211 Avenue of the Americas
                              New York, New York 10036

Paul V. Carlucci              Chief Executive Officer of Acquisition     Acquisition Corp.
                              Corp.

Dominic Porco                 President of Acquisition Corp.             Acquisition Corp.